Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of Home Loan Servicing Solutions, Ltd. and subsidiaries (the “Company”) of our report dated May 11, 2012 relating to the statement of assets acquired and liabilities assumed by Home Loan Servicing Solutions, Ltd. and subsidiaries, pursuant to the Purchase and Assumption Agreement, dated February 10, 2012, executed by the Company with Ocwen Financial Corporation, appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche

August 17, 2012

Atlanta, Georgia